(312) 460-5613 mfeldman@seyfarth.com Writer’s direct fax (312) 460-7613	131 South Dearborn Street Suite 2400 Chicago, IL 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com

October 2, 2009

VIA EDGAR

John Reynolds, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	2020 ChinaCap Acquirco, Inc. Amendment to Registration Statement on Form S-4 File No. 333-159252 Filed September 29, 2009

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to 2020 ChinaCap Acquirco, Inc. (the “Company” or “2020 ChinaCap”) dated October 1, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

ATLANTA      BOSTON      CHICAGO      HOUSTON      LOS ANGELES      NEW YORK      SACRAMENTO      SAN FRANCISCO      WASHINGTON, D.C.      BRUSSELS

John Reynolds, Esq. October 2, 2009 Page 2

Exhibits

Exhibit 5.1

Staff Comment 1: Paragraph 5.4 of the Maples & Calder opinion indicates that it is confined to, and given on the basis of, the laws of the British Virgin Islands and does not opine on any other jurisdiction.  However, statements contained in paragraph 4.5 related to the warrants and purchase obligation constituting legal and binding obligations of the company are subject to New York law.  Your opinion must address the laws of the jurisdiction that govern these contracts.  Please revise accordingly.

1.	As this issue is one of New York law, our firm will issue its opinion to Exceed to such effect. Our opinion is being filed as Exhibit 5.2 to the Amendment No. 5 to the Registration Statement.

Staff Comment 2: Paragraph 3 of the opinion states that Maples & Calder assumed the completeness and accuracy of the D rector’s Certificate and that the firm relied upon, without independent verification ‘[t]he accuracy and completeness of all factual representations expressed or implied by the documents . . . examined.”  Paragraph 4 to the Director’s Certificate contains a certification that the shares will be validly issued, fully paid, and non-assessable.  This is a legal conclusion that counsel, and not the director, must make.  Please advise us of the degree to which this statement formed the basis of the opinion and revise the director’s certificate to remove this statement and have counsel responsible for any legal conclusions with respect to the securities.

2.	We are filing a revised Exhibit 5.1 in Amendment No. 5 with paragraph 4 of the Director’s Certificate deleted.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (312) 460-5613 or by fax to 312-460-7613 or to Mark Katzoff of our office at (617) 946-4887 or by fax to 617-790-5356.

Very truly yours, SEYFARTH SHAW LLP /s/ Michel J. Feldman Michel J. Feldman

MAK:mto
cc:	G. George Lu
Mark A. Katzoff, Esq.